Exhibit (d)(4)

FEE REDUCTION COMMITMENT

This FEE REDUCTION COMMITMENT is made as of June 15,2016 by NORTHERN TRUST INVESTMENTS, INC. (“NTI”).

WHEREAS, Northern Funds (the “Trust”) is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”); and the Multi-Manager Emerging Markets Equity Fund, Multi-Manager Global Real Estate Fund, Multi-Manager International Equity Fund and Multi-Manager High Yield Opportunity Fund (each, a “Fund,” together the “Funds”) is each a series thereof; and

WHEREAS, NTI serves as the investment adviser and administrator to the Funds pursuant to a Management Agreement dated June 30, 2014 (the “Management Agreement”); and

WHEREAS, NTI desires to make a permanent reduction of its contractual fee rates under the Management Agreement for each Fund; and

WHEREAS, NTI represents that the quality and quantity of its services under the Management Agreement will not be affected by this commitment and that its obligations under the Management Agreement will remain unchanged in all respects.

NOW, THEREFORE, for good and valuable consideration receipt of which is hereby acknowledged, NTI, intending to be legally bound, agrees as follows:

1. Effective on the date hereof, NTI reduces permanently its contractual fee rate under the Management Agreement for each Fund as follows:

For the services provided and the expenses assumed by NTI pursuant to the Management Agreement, the Trust will pay to NTI, as full compensation therefor, a fee at the following annual rates of each Fund’s average net assets, which fee will be computed based on the net assets of the Fund on each day and will be paid monthly:

FUND	FEE RATE%
	First $1 Billion	Next $1 Billion	Over $2 Billion
Multi-Manager Emerging Markets Equity(a)	1.08%	1.048%	1.017%
Multi-Manager Global Real Estate	0.89%	0.863%	0.837%
Multi-Manager International Equity(b)	0.82%	0.795%	0.771%

(a)	Effective June 17, 2016, to be named “Active M Emerging Markets Equity.”
(b)	Effective June 17, 2016, to be named “Active M International Equity.”

FUND	FEE RATE%
	First $1.5 Billion	Next $1 Billion	Over $2.5 Billion
Multi-Manager High Yield Opportunity	0.83%	0.805%	0.781%

2. Any future amendment to increase or otherwise reinstate the contractual fee rate under the Management Agreement for a Fund as in effect prior to the date hereof must be approved by the shareholders of the Fund as and to the extent required by the 1940 Act.

3. This Fee Reduction Commitment shall be attached to and made a part of the Management Agreement.

4. The Management Agreement shall continue in full force and effect as modified hereby.

IN WITNESS WHEREOF, NTI has caused this instrument to be executed by its officers designated below as of the day and year first above written.

NORTHERN TRUST INVESTMENTS, INC

By:
(Authorized Officer)

ACCEPTED AND AGREED:

NORTHERN FUNDS

By:
Title:	President